 Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SPRING 2005

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the third quarter of its fiscal year on February 28, 2005. Comparative financial results for the third quarter and nine months periods are as follows:

THIRD QUARTER	F/Y 04-05	F/Y 03-04
SALES	$2,619,488	$3,372,094
NET INCOME	($42,545)	$55,862
EARNINGS PER SHARE	(1¢)	2¢

NINE MONTHS	F/Y 04-05	F/Y 03-04
SALES	$7,720,634	$9,715,617
NET INCOME	$44,542	($262,712)
EARNINGS PER SHARE	1¢	(9¢)
SHARES OUTSTANDING	3,102,057	2,973,603

Taylor Devices' firm order backlog is $7.5 million. The Company is presently ramping up production to accommodate an influx of recent orders, but could not increase shipments quickly enough to show a profit in the third quarter. Third quarter results were also negatively affected by a dramatic increase in steel prices that occurred with very little warning, reducing profits on existing fixed price contracts. Nine months' results have improved significantly from last year. Aerospace and military sales remain strong, and sales volumes of seismic protection products are much improved from the past year.

ITEM: TSUNAMI OF DECEMBER 26, 2004

The true death toll will never be known from the tsunami resulting from a magnitude 9.0 earthquake occurring underwater at a depth of 18.6 miles off the coast of Sumatra, Indonesia in late December. In addition to damage from the huge quake, a tsunami formed with peak wave heights of nearly 100 feet. The damage was extremely high in Indonesia, Sri Lanka, Thailand, and India, with the death toll currently at more than 280,000 people. Slippage of the earth's tectonic plate boundaries occurred over a length of more than 700 miles, with plate motion at the fault rupture of about 50 feet.

This catastrophe caused unprecedented interest in the shares of both Taylor Devices and Tayco Developments. The Companies were featured on numerous media outlets ranging from National Public Radio to CNN. Taylor Devices' stock closed in the $2.50/share range on December 23, but peaked at $7.50/share on December 30. Trading volume was an astounding 28 million shares on December 28, 2004. Tayco Developments' shares were less affected, rising from $1.90/share closing on December 23 to a peak of $3.00/share on December 29, 2004. Peak volume was more than 100,000 shares on December 27 and December 28, 2004.

Many of the countries effected by the quake had building codes far inferior to present-day U.S. standards. It is hoped that these nations will quickly elevate their codes to equal present U.S. requirements which are easily the most stringent in the world. If this occurs, both Taylor and Tayco expect an influx of new orders for seismic protection products and research into new applications for seismic damping devices.

In terms of overall magnitude, the earthquake itself was the fourth largest in the past 100 years. The tsunami from by this quake caused more casualties than any other tsunami in recorded history.

ITEM: NEW ORDERS, SEISMIC

  Bayer Clinical Manufacturing - Berkeley, California

This new medical products plant primarily manufactures drugs for the treatment of hemophilia. Facilities of this type cannot accept loss of production after an earthquake, thus creating an application for seismic dampers to minimize damage from seismic activity. Bayer's new Berkeley, California plant will be equipped with thirty-two Taylor Seismic Dampers, each one producing up to 150 tons of force.

  Semiconductor Manufacturing Buildings - San Jose, California

A semiconductor manufacturer has elected to equip four buildings with Taylor Dampers as a facilities upgrade. Due to contract security restrictions, the manufacturer's name cannot be disclosed. A total of 130 Taylor Dampers are used, each one of which can produce up to 330 tons of force.

  Touch the Heart of Hawaii - Taiwan, ROC

This new mixed-use concrete building features both apartments and retail stores. When complete, the new building will have a total of 370,000 square feet of floor space. A total of thirty Taylor Seismic Dampers are used in the structure, each damper producing up to 150 tons of force.

  Shin Keio Plaza - Taiwan, ROC

This new structure features twenty-two floors of mixed-use space totaling 230,000 square feet. The building will contain retail shops and apartments, and will use 240 Taylor Seismic Dampers of 110 tons force for earthquake protection.

  Nanjing 3rd Bridge - China

This new highway bridge is of the so-called "signature style," featuring tall towers and an eye-catching cable stayed suspension deck. When completed, its main span, nearly one-half mile in length, will be the fifth largest in the world. Seismic protection is provided by 54 dampers installed between the bridge deck sections and piers. Each damper will produce up to 175 tons of force to minimize deck motion during earthquakes.

  Zhenzhou Exhibition Center - China

This new convention center features radical architecture and design with large open floor areas. The designers were concerned about excessive vibration within the supported floors caused by the footfalls from large crowds. The design solution uses a total of 70 tuned mass dampers to control the floor motions. Each tuned mass weighs 6,000 lbs. and has its motion controlled by multiple Taylor Dampers.

ITEM: NEW ORDERS, AEROSPACE / DEFENSE

  U.S. Army Gun Project

Last year Taylor Devices and affiliate Tayco Developments received funding to develop an improved recoil control system for a new U.S. Army and Marine Corps ordnance project. Extensive live fire testing and field trials took place throughout 2004 and the performance of our new product was 100% successful. The Company has recently received its first production order for the new product, and all signs are that this will be a long-term production order.

  U.S. Army / U.S. Marine Corps Helicopter Electronics Program

The Company has recently received its first production order for an extremely compact shock absorber used within a new fire control system for attack helicopters. A total of four shock absorbers are used on each system, with a potential market of several thousand existing helicopters involved.

  Evolved Expendable Launch Vehicle (EELV)

This next generation Satellite Launch Vehicle has thus far proven to be extremely reliable and cost effective. Electronically controlled Taylor Dampers are used between the rocket and its launch gantry to protect against damage due to wind storms. Taylor Devices has recently received a follow-on contract procuring more dampers for use at the Vandenberg Air Force Base Launch Center in California for the EELV Launch Pad located there.

ITEM: TORRE MAYOR AGAIN NAMED FINALIST FOR ASCE AWARD

In 2003, the design of the Torre Mayor building in Mexico City was nominated for an award from the American Society of Civil Engineers (ASCE). The Pankow Award for Innovation celebrates innovative collaboration in the design and construction industry. The overall design of Torre Mayor was nominated, and subsequently named as a finalist. In 2003, the award was eventually given to Boston's "Big Dig" project, but we were very happy to have made it to the finals. Since this time, Torre Mayor has experienced an average of one earthquake each month, with no damage whatsoever.

Taylor Devices has just been notified that the Torre Mayor project has now been nominated for the 2005 Pankow Award for the use of coupled truss walls and fluid dampers for seismic protection. The design team includes WSP Cantor Seinuk Engineers (NYC), Enrique Martinez Romero (Engineers, Mexico City), Taylor Devices, and the State University of New York at Buffalo. As this newsletter goes to press, we have received notification that we have made it to the final three, with the winner to be announced in mid-April.

By:	/s/Douglas P. Taylor
Douglas P. Taylor President